Buenos Aires, December 27, 2022

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COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

Ciudad A. de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS

Sarmiento 299

Ciudad A. de Buenos Aires

Ref.: General Ordinary Shareholders´ Meeting dated December 27, 2022

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Nacional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary General Shareholders´ Meeting that took place on December 27, 2022 (hereinafter the “Shareholders Meeting”) which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders´ Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to sign the minutes of the Shareholders´ Meeting.

Item 2: The Shareholders´ Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint (i) María Renata Scafati, as regular director, replacing Mr. Santiago Fraschina and (ii) Emilse Juárez, as alternate director, replacing Mrs. Paula Platini until completion of their original mandate dates, i.e. December 31, 2024.

Item 3: The Shareholders´ Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize María Carolina Sigwald, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, María Eugenia Sanchez Nuin, Juan Manuel Recio, Diego Alexi Vaca Diez Eguez, Luis Agustín León Longombardo, María José Maure Bruno, Micaela Saieg, Martín Ezequiel Gardella, Paula María Devotto, Fabiana Marcela Vidal, Alejandra Paulina Brasesco, Fernando Nicolás Villarruel, María Victoria Ritondale, Rodolfo María Peralta, Mauricio Penta, Martín García Arango, Fernando Rizzi and/or Vanesa Russo to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely,

María Agustina Montes

Head of Market Relations